EXHIBIT H  Form of Notice

     1.   News Digest

THE POTOMAC EDISON COMPANY, A notice has been issued giving interested persons until March **, 2000, to request a hearing on a proposal by Allegheny Energy, Inc., a registered public utility holding company, to: (1) form and capitalize a single member limited liability corporations (PE GENCO LLC); (2) transfer The
Potomac Edison Company's generating assets and other rights and obligations to PE GENCO LLC in exchange for the interests in PE GENCO LLC; (3) dividend Potomac Edison's interests in PE GENCO LLC to Allegheny; (3) issue notes; and (4) enter an energy supply agreement. (Rel. 35-27***)

     2.   Notice

The Potomac Edison Company (70-9***)

     Allegheny Energy, Inc., ("Allegheny"), a registered holding company, 10435 Downsville Pike, Hagerstown, MD 21740-1766, Allegheny Energy Service Company ("AESC"), a service subsidiary of Allegheny, The Potomac Edison Company ("Potomac Edison"),<F1> a wholly owned public utility electric subsidiary of Allegheny, and Allegheny Energy Supply Company, LLC ("GENCO"), a wholly owned subsidiary of Allegheny (collectively, "Applicants"), hereby file this application-declaration with the Securities and Exchange Commission ("Commission") under Sections 6(a), 7, 9(a), 10, 11, 12(b) and 13(b) of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rules 45, 46, 54, 90 and 91 under the Act. In Holding Co. Act Release No. 27101, the Commission approved the application of West Penn Power Company to transfer its Pennsylvania electric generating assets, rights and associated
liabilities  to  GENCO.<F2> Now  comes  Potomac  Edison   seeking
authorization to transfer to GENCO its Maryland, West Virginia, Virginia and the Federal Energy Regulatory Commission ("FERC") jurisdictional electric generating assets ("Generating Assets"), along with other related generating assets and liabilities ("Other Assets and Other Liabilities") (collectively, the "Transaction").

I.   Background

     Potomac  Edison's Generating Assets are allocated as follows:
56.34% to Maryland; 19.80% to West Virginia; 17.98% to Virginia; and, 5.88% to FERC. Potomac Edison owns, or has an interest in, Generating Assets located in three states. Potomac Edison holds: a 25% undivided interest in the Fort Martin Power station located in Maidsville, West Virginia; a 33% interest in the Albright Power Station located in Albright, West Virginia; a 32.76% undivided interest in the Harrison Power Station located in Shinnston, West Virginia; a 20% undivided interest in the Hatfield's Ferry Power Station located in Masontown, Pennsylvania; a 30% undivided interest in the Pleasants Power Station, located in Saint Mary's, West Virginia; a 100% interest in the R. Paul Smith Station and R. Paul Smith Ash Basin both located in Williamsport, Maryland; a 100% interest in the Millville, Dam #4 and Dam #5 hydro stations in located in West Virginia; and, the Luray, Newport, Shenandoah and Warren hydro stations located in Virginia. Potomac Edison's Related Assets include the transformers and facilities for each of the aforementioned power stations and hydro facilities. The Generating Assets have an estimated book value of $254 million as of December 31, 1999.

<F1> In addition to  Potomac  Edison, Monongahela  Power  Company
("Monongahela") is a wholly owned public utility subsidiary of Allegheny. GENCO, Potomac Edison and Monongahela jointly own Allegheny Generating Company ("AGC"), which owns a 40% undivided interest in a pumped-storage hydroelectric generating facility and related transmission facilities located in Bath County, Virginia ("Bath Project").

<F2> In 70-9483, the Commission, among other things, authorized the formation of GENCO, a LLC formed to hold all the electric generating assets, rights, interests and associated liabilities of Allegheny's wholly owned utility subsidiary West Penn Power
Company.   See  Allegheny  Energy, Inc., HCAR  No.35-27101,  Order
Authorizing Formation of Subsidiary Company; Transfer of Assets to
Generation   Company;  Issuance  and  Acquisition  of  Securities;
Capital Contributions; and Service Agreements (November 12, 1999).

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     Potomac  Edison has other rights and interests including:  an interest in 28% of the stock of AGC, a Virginia corporation which it jointly owns with GENCO and Monongahela, which holds a 40% undivided interest in the Bath County pumped storage hydroelectric generating facility and related transmission facilities ("Bath County Rights and Obligations"); a 5.88% interest in wholesale power production under a FERC regulated power agreement between, Monongahela, Potomac Edison, West Penn and AGC, dated August 24, 1981 ("APS Power Agreement") governing the distribution of the power produced; corresponding contractual rights and obligations
("Joint-Owner   Operation  Agreements")  to  four  jointly   owned
generation facilities;<F3> and, the right to receive 16% of the power participation benefits of Ohio Valley Electric Corporation ("OVEC") under the Inter-Company Power Agreement, dated July 10, 1953 ("OVEC Power Agreement").<F4>

II.  Regulatory Overview

     Each of the states is at a different point in the deregulation process. Maryland, as more fully set forth herein, has adopted the necessary orders and statutes to implement restructuring. West Virginia, as of the date of this application, is in the process of considering an electric deregulation plan adopted by the West Virginia Public Service Commission ("West Virginia PSC") and proposed legislation, which, if enacted, would give Potomac Edison the authority to transfer its generation assets to an affiliate. In Virginia, the Virginia Corporation
Commission is in the preliminary stages of considering the questions related to deregulation and asset transfers.

     On December 15, 1999, Potomac Edison filed for review with the Maryland Public Service Commission ("MD PSC") an application for the transfer of the Maryland allocated share of its generation assets.<F5> In the 1999 session the Maryland General Assembly passed the Competition Act which in Section 7-508 provides that: an Electric Company may transfer its [Generating Assets] to an affiliate as part of the restructuring of the electric generation services market in Maryland. Section 7-508(C)(2) continues on to provide that: "[T]he [MD PSC] may review and approve the transfer (of generation facilities) for the sole purpose of determining:
(i) that the appropriate accounting has been followed; (ii) that the transfer does not or would not result in an undue adverse effect on the proper functioning of a competitive electric supply market; and (iii) the appropriate transfer price and rate making." In Case No. 8797, the MD PSC approved a Settlement Agreement filed
by  the  Potomac  Edison and other interested  parties.   The
Settlement agreement provided for customer choice of generation suppliers by all of Potomac Edison's Maryland customers, except those on certain contracts, beginning July 1, 2000. Section 31 of the Settlement Agreement provided that "[A]fter full customer choice is available as of July 1, 2000, Allegheny Power shall either transfer its generation assets to an affiliate at book
value  or  shall  transfer,  sell,  lease,  assign,  mortgage   or
otherwise dispose of or encumber its generation assets to a third party consistent with the Restructuring Legislation." The section goes on to provide that: "[Potomac Edison's] generation shall be deregulated only after full customer choice is available as of July 1, 2000, and the generation assets are either transferred to an affiliate or are transferred, sold, leased, assigned, or mortgaged or otherwise disposed of or encumbered to a third
party."   By this application Potomac Edison is seeking to  comply
with the state's regulatory mandate.

<F3> The jointly owned facilities are Fort Martin, Harrison,
Hatfield Ferry and Pleasants - each of which is operated pursuant to an operating agreement ("Joint Operating Agreement"). Each of the Joint-Owner Operation Agreements has a clause which provides that "[t]his Agreement shall continue in full force and effect for a period of 45 years from the date hereof and for such longer period as the Companies shall by mutual agreement continue to operate any of the units at the Station."

<F4> OVEC is an investor-owned utility furnishing electric service in the Ohio River Valley area that was formed for the purpose of providing large electric power requirements for a major uranium enrichment complex built by the Atomic Energy Commission near
Portsmouth, Ohio. Allegheny originally had a 12.5% ownership interest in OVEC, which has subsequently transferred to GENCO. Allegheny, OVEC and other investor-owned utilities entered into an agreement by which the parties thereto allocated each utility's share of the power generated by OVEC and by the Indiana-Kentucky Electric Corporation. See Exhibit B-8. Under the OVEC Power Agreement, Allegheny assigned to Potomac Edison the right to receive 16% of the power participation benefits of OVEC.

<F5> In the Matter of the Application of The Potomac Edison Company
d/b/a Allegheny Power regarding the Transfer of its Maryland Generation Assets to an Affiliate Under Section 7-508 of the Electric Customer Choice and Competition Act of 1999 ("Competition Act") (Dec. 15, 1999).

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      In  West  Virginia,  the West Virginia PSC  has  passed  and
submitted   to  the  West  Virginia  legislature  an   electricity
restructuring agreement, negotiated with the state's major energy providers and other interested parties, designed to introduce customer choice in West Virginia for all customers beginning January 1, 2001.<F6> It is anticipated that the legislature will consider and act on the Commission's restructuring settlement agreement by the end of its current session in March 2000.

     In  Virginia,  pursuant to Sec. 56-90 of the  Virginia  Code,
Potomac   Edison  has  filed  an  application  with  the  Virginia
Corporation Commission for authority to enter into a contract with its affiliate to transfer ownership interests in certain utility assets.<F7> Potomac Edison provides electric service to approximately 84,000 customers located in 14 northwestern Virginia counties.<F8>

III.    Requested Authorizations

     Applicants request authorization to form two or more corporations or limited liability companies. The first would be a wholly owned subsidiary of Potomac Edison ("PE Transferring Agent LLC") formed for the purpose of receiving from Potomac Edison its Generating Assets, Other Assets and Liabilities. The second entity would be formed as a wholly owned subsidiary of PE Transferring Agent LLC ("PE GENCO") formed for the purpose of subsequently acquiring the interests in the Generating Assets, Related Assets and Liabilities held by PE Transferring Agent LLC.<F9>

     Potomac Edison and Allegheny propose to make contributions to PE Transferring Agent LLC and PE GENCO. Contributions may take the form of the purchase of capital shares, partnership interests, member interests in limited liability companies, trust certificates and other forms of equity; account advances; loans; and, guarantees.<F10> Potomac Edison proposes an initial capital contribution of $100,000 in interest bearing securities. Next, Potomac Edison will contribute a note in the approximate amount of $26.9 million ("Balancing Note").<F11> Potomac Edison proposes to issue a non-interest-bearing note ("Liquidating Note"). The Liquidating Note will be for approximately $325.1 million.

     Next, Potomac Edison seeks authorization to transfer its Maryland, West Virginia, Virginia and FERC jurisdictional assets to GENCO, subject to: 1) state approval; and 2) completion of the record.<F12> Specifically, Applicants seek authorization for PE Transferring Agent LLC to issue, and Potomac Edison to acquire all

<F6> Potomac Edison will file by amendment, post effective
amendment or pursuant to Rule 24 a full discussion of the electric deregulation settlements and statutes, when adopted or enacted, in West Virginia.

<F7> See Exhibit D-3, Application of The Potomac Edison Company .
to Acquire Utility Assets and Enter into  a  Contract  with   an
affiliated Interest (Filed February 7, 2000).

<F8> Potomac Edison will file by amendment, post effective
amendment or pursuant to Rule 24 a full discussion of the electric deregulation settlements and statutes, when adopted or enacted, in Virginia.

<F9> PE Transferring Agent LLC is an intermediate entity for tax and other lawful business purposes.

<F10> The source of funds for direct or indirect contributions by
Allegheny to PE Transferring Agent LLC may include dividends received from operating companies that are derived from proceeds of sales of energy to customers and other available cash resources. Loans by Allegheny or Potomac Edison to PE
Transferring Agent LLC will have interest rates and maturities that are designed to provide a return to Allegheny or Potomac Edison of not less than their respective effective cost of capital.

<F11> Contribution of the Balancing Note is due to tax
considerations.

<F12> Potomac Edison will file by amendment, post effective
amendment or pursuant to Rule 24 a full discussion of the settlements and statutes of West Virginia and Virginia, when enacted.

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of  the limited liability interests in PE Transferring Agent  LLC.
Specifically,  in  exchange  for  the  equity  interests   in   PE
Transferring Agent LLC, Potomac Edison proposes to transfer to PE Transferring Agent LLC, and for PE Transferring Agent LLC to accept, both actions subject to Commission authorization, Potomac
Edison's: Generating Assets; Related Assets; AGC interests; Bath County Rights and Obligations; interests under the Joint-Owner Operating Agreements; OVEC interests; interests under the OVEC Power Agreement; and, Liabilities.<F13> Thereafter, PE Transferring Agent LLC seeks authorization to transfer its assets to PE GENCO. Additionally, Potomac Edison proposes to transfer to PE GENCO its interests in the APS Power Agreement. After transferring its assets to PE GENCO, PE Transferring Agent LLC will be dissolved. PE GENCO will then be merge into GENCO and Allegheny will continue to directly own GENCO. Finally, Allegheny requests authority to merge AE Units 1 and 2 LLC into GENCO in exchange for GENCO assuming the outstanding debt related to those interests.<F14>

     Under the terms of the Maryland Settlement Agreement, Potomac Edison must provide standard offer service to customers through 2008. Potomac Edison has discretion concerning how it arranges for its standard offer service load. Potomac Edison and GENCO propose to enter into an energy supply agreement or series of agreements with each one pertinent to an individual jurisdictional supply obligation ("Agreements") sufficient to allow Potomac Edison to meet its standard offer service obligations under the Settlement Agreement or under similar requirements and conditions as imposed in West Virginia or Virginia. GENCO would be free to satisfy the standard offer service load requirements either by dispatch of the transferred generation facilities or by purchases in the market. The Agreements would allow Potomac Edison to fulfill its regulatory obligations in Maryland, West Virginia or Virginia as required.<F15> The Joint-Owner Operating Agreements were entered into in the mid-1960's; therefore, the earliest expiration of any of the agreements will be the year 2010, after which time the companies may agree to continue the agreements in full force and effect or should GENCO become the sole owner of the plants beforehand the operating agreements may be terminated as of that change in ownership status. GENCO plans to perpetually operate the plants of which it will be the sole owner.

           Authorization is also requested for Potomac Edison and GENCO to enter into operating and other agreements for the operation of all other Generating Assets. Potomac Edison will continue to operate those Generating Assets for which it is the operator until all necessary permits and licenses have been obtained by or transferred to GENCO for those specific Generating Assets.

      In exchange for the Maryland share of the Generating Assets, PE Transferring Agent LLC will issue to Potomac Edison an unsecured interest-bearing note in the amount of approximately $285 million. As of December 31, 1999, Potomac Edison has approximately $175 million of outstanding first mortgage bonds. Potomac Edison expects to obtain a release from the lien of the first mortgage upon the Generating Assets by certifying to the trustee of the first mortgage bonds indenture property additions purchased, constructed or otherwise acquired having a cost or, if less, a fair market value equal to the fair market value of the Generating Assets.

     Applicants seek authorization for PE GENCO to issue and PE Transferring Agent LLC to acquire all of the limited liability interest in PE GENCO ("Ownership Interests") in exchange for PE Transferring Agent LLC acquiring the interests in the Generating Assets, Related Assets and Liabilities held by PE Transferring Agent LLC. Applicants additionally seek authorization for PE Transferring Agent LLC to distribute the Ownership Interests and the notes to Potomac Edison and for Potomac Edison to acquire the Ownership Interest. Applicants further request authorization for Potomac Edison to distribute the Ownership Interests and any other interests in PE GENCO and for Allegheny to acquire the Ownership Interests and any other interests in PE GENCO. Upon completion of the Transaction, Potomac Edison's debt/equity ratio will meet or exceed the Commission's debt/equity requirements.

<F13>  Associated Liabilities include deferred income taxes, advance purchase commitments, AGC assets, accounts payable, accounts receivable, pollution control bonds and solid waste disposal obligations. The total amount of Associated Liabilities is approximately $117 million as of December 31, 1999.

<F14> AE Units 1 and 2 LLC's only assets is a 100% interest
in two 44 MW units.

<F15> Potomac Edison would use the same mechanism to satisfy the requirements in West Virginia as necessary.

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     Finally,  Applicants  request that this Commission  authorize and reserve jurisdiction over Potomac Edison's transfer of its West Virginia and Virginia assets with a release of jurisdiction made subject to: 1) West Virginia and / or Virginia enacting state laws and/or approving settlements that would authorize the asset transfers; and 2) Potomac Edison completing the record in this matter by amendment, post effective amendment or pursuant to Rule
24. Applicants request that the Commission reserve jurisdiction over any transactions not specifically authorized in this order.